Rule 424(b)(3)

                                             Registration No. 333-70521

                         PRICING SUPPLEMENT NO. 7 (Amended)
                     TO PROSPECTUS DATED March 9, 1999
                      (As supplemented March 11, 1999)

                   INTERNATIONAL BUSINESS MACHINES CORPORATION


                            MEDIUM-TERM NOTES


                (Due from one year to 30 years from date of issue )

Designation:  Floating Rate               Original Issue Date:
Medium-Term Notes Due                     May 25, 1999
May 25, 2001
Principal Amount:  $50,000,000            Maturity Date:
                                          May 25, 2001

Issue Price (as a percentage of           Regular Record Dates:
 Principal Amount):  100.00%              Fifteenth calendar day, whether
                                          or not a Business Day prior to
                                          the corresponding Interest
Interest Rate Base: Libor (3 month)       Payment Date.

Spread: Minus 0.01%                       Interest Reset Dates:
                                          Each Interest Payment Date
                                       (other than the Maturity Date)
Initial Interest Rate:  5.03875%
                       (as amended)

Interest Payment Dates:
Quarterly, on the 25th
of February, May, August,
and November, commencing
August 25, 1999.

Commission or Discount (as a
percentage of Principal Amount):0.00%

Index Maturity: 3 months               Designated LIBOR Page:
                                       Telerate Page 3750

CUSIP:  459 20Q CL6                    Redemption Provisions:  None


Form: [X] Book-Entry
      [ ] Certificated





INTRODUCTION

     This is an Amended Pricing Supplement. It adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It provides specific pricing and other information prudent investors want to know about the Notes. The Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent its terms differ from those already described in the Prospectus Supplement and Prospectus.



INTEREST

  The Notes will bear interest at a rate which is reset which is reset on the Interest Reset Dates which have been listed above. The interest rate in effect from the Original Issue Date to the first Interest Reset Date for the Notes will be the Initial Interest Rate. Thereafter, the interest rate per annum on the Notes for each Interest Reset Period will be determined at the rate for Three (3) Month Libor minus a Spread of one basis point
(0.01%).

  Interest on the Notes will be calculated based on the actual number of days elapsed over a year of 360 days. The Calculation Agent for the Notes will be The Chase Manhattan Bank.

  If any Interest Payment Date or any Interest Reset Date would otherwise be a day that is not a Business Day, such a date will be postponed to the next day that is a Business Day.

  A "Business Day" means any day on which commercial banks and foreign banks exchange markets settle payments in the City of New York.

  We have a capitalized other terms in this document. If they were not defined specifically here, those terms have the same meaning we have already given to them in the Prospectus Supplement and Prospectus.

PLAN OF DISTRIBUTION

  We are selling the Notes to Lehman Brothers. In turn, they will be reselling the Notes to one or more investors at varying prices, which prices may be dependent on market conditions.



Dated:  May 20, 1999